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18007249

Securities and Exchange

JUN 04 2018

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/17 (MM/DD/YY) AND ENDING 03/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BARNETT & PARTNERS ADVISORS, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

757 Third Avenue, Suite 1703
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig E. Barnett (212) 245 6332
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greene, Arnold G., CPA
(Name – *if individual, state last, first, middle name*)

65 Kingsbury Road (Address) Garden City (City) New York (State) 11530 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CRAIG E. BARNETT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BARNETT & PARTNERS ADVISORS, LLC, as of MARCH 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

TARA A. HERNANDEZ
Notary Public State of New York
No. 01HE6242619
Qualified in Bronx County
Commission Expires June 6, 2019

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARNETT & PARTNERS ADVISORS, LLC

CONTENTS

March 31, 2018

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of

BARNETT & PARTNERS ADVISORS, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Barnett & Partners Advisors, LLC (the "Company"), as of March 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

SIGNATURE Arnold G. Greene

May 24, 2018

BARNETT & PARTNERS ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2018

ASSETS

Current assets:		
Cash		$8,395
Total assets		**$8,395**

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities:		
Accrued expenses payable		$ 1,000
Total liabilities		**1,000**
Member's capital:		
Member's capital	$ 7,395	
Total Member's capital		**7,395**
Total liabilities and member's capital		**$ 8,395**

The accompanying notes are an integral part
of these financial statements.

BARNETT & PARTNERS ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2018

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS:

Barnett & Partners Advisors, LLC (the "Company") was organized in 2003 in the state of New York. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides merger and acquisition services and private placement of securities.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES:

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: As a wholly-owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes. The Company is considered to be a disregarded entity and is thus not subject to Federal, state and local income taxes and does not file income tax returns in any jurisdiction. The Company has no unrecognized tax benefits at March 31, 2018. The parent company files its tax return on a cash basis.

Revenue recognition: Revenues are recognized when earned and arise from merger and acquisition services and private placements provided by the Company to its clients.

Concentration of risk: The Company maintains cash in bank accounts which are non-interest bearing. As of January 1,2013 interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Uncertain tax position: The Company adopted the provisions of the *Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740 ") Subtopic 05* "Accounting for Uncertainty in Income Taxes. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax law, regulations and interpretations thereof as well as other factors.

NOTE 3. SUPPLEMENTAL INFORMATION: NET CAPITAL REQUIREMENTS:

As a broker-dealer and member organization of the Financial Industry Regulatory Authority Inc. (FINRA), the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At March 31, 2018, the Company had net capital of $7,395 as indicated on page 8 of this audited report, which was $2,395 in excess of its required net capital of $5,000. In April 2018, the Company filed Part IIA of Form X-17a-5 (unaudited) and reported the same net capital of $7,395.

NOTE 4. CONTINUING SUPPORT:

The sole member of the Parent Company has indicated his intent to continue to fund operating requirements of the Company through April 1, 2019.

NOTE 5. SUBSEQUENT EVENTS:

Management has evaluated events or transactions that may have occurred since March 31, 2018 and determined that there are no material events that would require disclosures in the Company's financial statements.